Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sarepta Therapeutics, Inc.:

We consent to the use of our reports dated March 13, 2012, with respect to the balance sheets of Sarepta Therapeutics, Inc. (a developmental stage company), formerly known as AVI BioPharma, Inc. as of December 31, 2011 and 2010, and the related statements of operations, shareholders’ equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011 and the information included in the cumulative from inception presentations for the period January 1, 2002 to December 31, 2011 (not separately presented), and the effectiveness of internal control over financial reporting as of December 31, 2011 incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Seattle, Washington

November 7, 2012